  EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.

Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited)

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AVINO SILVER & GOLD MINES LTD. Condensed Consolidated Interim Statements of Financial Position - Unaudited (Expressed in thousands of US dollars)

	Note	March 31, 2023	December 31, 2022
ASSETS
Current assets
Cash		$2,697	$11,245
Amounts receivable		2,015	2,672
Taxes recoverable	5	4,363	3,737
Prepaid expenses and other assets		1,689	1,671
Inventory	6	7,670	6,260
Total current assets		18,434	25,585
Exploration and evaluation assets	8	50,094	49,804
Plant, equipment and mining properties	10	48,608	44,056
Long-term investments	7	1,466	1,746
Other assets		4	5
Total assets		$118,606	$121,196
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$10,922	$9,469
Amounts due to related parties	11(b)	67	28
Taxes payable		28	895
Note payable	12	-	4,926
Warrant liability		771	475
Current portion of equipment loans	13	165	-
Current portion of finance lease obligations		1,372	971
Total current liabilities		13,325	16,764
Equipment loans		316	-
Finance lease obligations		1,306	745
Reclamation provision	14	505	445
Deferred income tax liabilities		5,207	5,221
Total liabilities		20,659	23,175
EQUITY
Share capital	15	146,229	145,515
Equity reserves		9,679	9,852
Treasury shares (14,180 shares, at cost)		(97)	(97)
Accumulated other comprehensive loss		(5,486)	(5,223)
Accumulated deficit		(52,378)	(52,026)
Total equity		97,947	98,021
Total liabilities and equity		$118,606	$121,196

Commitments – Note 18

Approved by the Board of Directors on May 10, 2023:

Peter Bojtos	Director	David Wolfin	Director

The accompanying notes are an integral part of the condensed consolidated interim financial statements

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AVINO SILVER & GOLD MINES LTD. Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss) (Expressed in thousands of US dollars, except per share amounts - Unaudited)

INCOME STATEMENT

	Note	Three months ended March 31,
		2023	2022
Revenue from mining operations	16	$9,825	$11,050
Cost of sales	16	7,974	6,306
Mine operating income		1,851	4,744

Operating expenses:
General and administrative expenses	17	1,184	1,116
Share-based payments	15	339	200
Income before other items		328	3,428

Other items:
Interest and other income (loss)		209	(7)
Loss on long-term investments		(319)	(686)
Fair value adjustment on warrant liability	13	(293)	233
Unrealized foreign exchange loss		(136)	(605)
Project evaluation expenses		-	(81)
Finance cost		(74)	(13)
Accretion of reclamation provision	14	(11)	(10)
Interest expense		(45)	(21)
Income (loss) before income taxes		(341)	2,238

Income taxes:
Current income tax expense		(25)	(140)
Deferred income tax recovery (expense)		14	(1,452)
Income tax expense		(11)	(1,592)
Net income (loss)		(352)	646

Other comprehensive income (loss):
Currency translation differences		(263)	357
Total comprehensive income (loss)		$(615)	$1,003
Income (loss) per share	15(e)
Basic		$(0.00)	$0.01
Diluted		$(0.00)	$0.01
Weighted average number of common shares outstanding	15(e)
Basic		118,572,700	103,819,481
Diluted		122,602,929	107,234,957

 The accompanying notes are an integral part of the condensed consolidated interim financial statements

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AVINO SILVER & GOLD MINES LTD. Condensed Consolidated Interim Statements of Changes in Equity (Expressed in thousands of US dollars - Unaudited)

EQUITY STATEMENT

	Note	Number of Common Shares	Share Capital Amount	Equity Reserves	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Equity
Balance, January 1, 2022		102,243,211	$129,953	$9,573	$(97)	$(4,969)	$(55,953)	$78,507

Common shares issued:
Exercise of options		48,000	46	(15)	-	-	-	31
Common shares issued for acquisition of La Preciosa		14,000,000	13,650	-	-	-	-	13,650
Share-based payments		-	-	200	-	-	-	200
Net income for the period		-	-	-	-	-	646	646
Currency translation differences		-	-	-	-	357	-	357
Balance, March 31, 2022		116,291,211	$143,649	$9,758	$(97)	$(4,612)	$(55,307)	$93,391

Balance, January 1, 2023		118,349,090	$145,515	$9,852	$(97)	$(5,223)	$(52,026)	$98,021

Common shares issued:
At the market issuances	15	253,700	207	-	-	-	-	207
Carrying value of RSUs exercised	15	592,667	512	(512)	-	-	-	-
Issuance costs	15	-	(5)	-	-	-	-	(5)
Share-based payments	15	-	-	339	-	-	-	339
Net loss for the period		-	-	-	-	-	(352)	(352)
Currency translation differences		-	-	-	-	(263)	-	(263)
Balance, March 31, 2023		119,195,457	$146,229	$9,679	$(97)	$(5,486)	$(52,378)	$97,947

 The accompanying notes are an integral part of the condensed consolidated interim financial statements

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AVINO SILVER & GOLD MINES LTD. Condensed Consolidated Interim Statements of Cash Flows (Expressed in thousands of US dollars - Unaudited)

	Note	Three months ended March 31,
		2023	2022

Cash generated by (used in):

Operating Activities
Net income (loss)		$(352)	$646
Adjustments for non-cash items:
Deferred income tax recovery		(14)	1,452
Depreciation and depletion		705	490
Accretion of reclamation provision		11	10
Loss on investments		319	686
Unrealized foreign exchange loss (gain)		(161)	392
Unwinding of fair value adjustment		74	9
Fair value adjustment on warrant liability		293	(233)
Share-based payments		339	200
		1,214	3,652

Net change in non-cash working capital items	19	(766)	(202)
Cash provided by operating activities		448	3,450

Financing Activities
Shares and units issued for cash, net of issuance costs		202	30
Finance lease payments		(280)	(320)
Equipment loan payments		(88)	-
Cash used in financing activities		(166)	(290)

Investing Activities
Exploration and evaluation expenditures		389)	(85)
Additions to plant, equipment and mining properties		(3,450)	853)
Acquisition of La Preciosa	4,12	(5,000)	(15,308)
Cash used in investing activities		(8,839)	(16,246)

Change in cash		(8,557)	(13,086)

Effect of exchange rate changes on cash		9	7

Cash, Beginning		11,245	24,765

Cash, Ending		$2,697	$11,686

Supplementary Cash Flow Information (Note 19)

 The accompanying notes are an integral part of the condensed consolidated interim financial statements

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

1.	NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver, gold, and copper and the acquisition, exploration, and advancement of mineral properties.

The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada and the United States, and trades on the Toronto Stock Exchange (“TSX”), the NYSE American, and the Frankfurt and Berlin Stock Exchanges.

The Company operates the Avino Mine which produces copper, silver and gold at the historic Avino property in the state of Durango, Mexico. The Company also holds 100% interest in Proyectos Mineros La Preciosa S.A. de C.V . (“La Preciosa”), a Mexican corporation which owns the La Preciosa Property. The Company also owns interests in mineral properties located in British Columbia and Yukon, Canada.

2.	BASIS OF PRESENTATION

Statement of Compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting under International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of application as the most recent annual audited consolidated financial statements of the Company. These unaudited condensed consolidated interim financial statements do not contain all of the information required for full annual consolidated financial statements. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s December 31, 2022, annual consolidated financial statements, which were prepared in accordance with IFRS as issued by the IASB.

These unaudited condensed consolidated interim financial statements are expressed in US dollars and have been prepared on a historical cost basis except for financial instruments that have been measured at fair value.  In addition, these unaudited condensed consolidated interim financial statements have been prepared using the accrual basis of accounting on a going concern basis. The accounting policies set out in the December 31, 2022, annual consolidated financial statements are applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements as if the policies have always been in effect.

Significant Accounting Judgments and Estimates

The Company’s management makes judgments in its process of applying the Company’s accounting policies to the preparation of its unaudited condensed consolidated interim financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of the impacts on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period from uncertain future events and on the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed consolidated interim financial statements for the three months ended March 31, 2023, are consistent with those applied and disclosed in Note 2 to the Company’s audited consolidated financial statements for the year ended December 31, 2022.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

Basis of Consolidation

The unaudited condensed consolidated interim financial statements include the accounts of the Company and its Mexican subsidiaries as follows:

Subsidiary	Ownership Interest	Jurisdiction	Nature of Operations
Oniva Silver and Gold Mines S.A. de C.V.	100%	Mexico	Mexican operations and administration

Nueva Vizcaya Mining, S.A. de C.V.	100%	Mexico	Mexican administration

Promotora Avino, S.A. de C.V. (“Promotora”)	79.09%	Mexico	Holding company

Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”)	98.45% direct 1.22% indirect (Promotora) 99.67% effective	Mexico	Mining and exploration

La Luna Silver & Gold Mines Ltd.	100%	Canada	Holding company

La Preciosa Silver & Gold Mines Ltd.	100%	Canada	Holding company

Proyectos Mineros La Preciosa S.A. de C.V.	100%	Mexico	Mining and exploration

Cervantes LLP	100%	U.S.	Holding company

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the unaudited condensed consolidated interim financial statements.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

Future Changes in Accounting Policies Not Yet Effective as at March 31, 2023:

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company in the current or future reporting periods.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

4.	ACQUISITION OF LA PRECIOSA

On March 21, 2022, the Company closed the acquisition with Coeur Mining Inc. (“Coeur”) of all of the issued and outstanding shares of Proyectos Mineros La Preciosa S.A de C.V, a Mexican corporation, and Cervantes LLC, a Delaware LLC, that together hold the La Preciosa property in Mexico (“La Preciosa”).

Total consideration paid to Coeur was comprised of:

a)	Cash consideration of $15.3 million paid;
b)	A promissory note for $5 million in favour of Coeur, payable without interest on or before March 21, 2023;
c)	14,000,000 common shares of Avino, with a value of 13.65 million on issuance;
d)

7,000,000 share purchase warrants with a total value at $2.24 million exercisable at $1.09 per share until September 21, 2023, representing a 25% premium to Avino’s 20-day volume weighted average trading price as of October 26, 2021;

Additionally, Avino issued the following consideration for which payment is contingent on a future event and due to acquisition date uncertainty these are valued at Nil. A liability for these contingent payments will be recognized when related activity and events occur.

e)

An additional cash payment of $8.75 million, to be paid no later than 12 months after initial production at La Preciosa, up to one-half of which may be paid in common shares of Avino (provided Coeur’s total shareholdings cannot exceed 19.9% of the Company’s total issued and outstanding shares);

f)	A 1.25% net smelter returns royalty on the Gloria and Abundancia areas of La Preciosa, and a 2.00% gross value royalty on all other areas of La Preciosa; and
g)

A payment of $0.25 per silver equivalent ounce (subject to inflationary adjustment) of new mineral reserves (as defined by NI 43-101) discovered and declared outside of the current mineral resource area at La Preciosa, subject to a cap of $50 million, and any such payments will be credited against any existing or future payments owing on the gross value royalty.

The transaction has been accounted for as an asset acquisition as La Preciosa is in the exploration and evaluation stage and had not demonstrated technical feasibility, commercial viability, or the ability to provide economic benefits. La Preciosa did not have the workforce, resources and/or reserves, mine plan, or financial resources to the meet the definition of a business for accounting purposes.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

The purchase consideration has been assigned based on the relative fair values of the assets acquired and liabilities assumed and is summarized as follows:

Cash paid	$15,301
Note payable	4,665
Common shares	14,630
Share purchase warrants	2,240
Total purchase consideration	36,836
Transaction costs	270
Total acquisition cost	$37,106

Cash	$168
Other current assets	471
Plant and equipment	1,621
Exploration and evaluation assets	37,618
Accounts payable	(2,772)
Net assets acquired	$37,106

5.	TAXES RECOVERABLE

The Company’s taxes recoverable consist of the Mexican I.V.A. (“VAT”) and income taxes recoverable and Canadian sales taxes (“GST/HST”) recoverable.

	March 31, 2023	December 31, 2022
VAT recoverable	$1,826	$1,385
GST recoverable	39	25
Income taxes recoverable	2,498	2,327
	$4,363	$3,737

6.	INVENTORY

	March 31, 2023	December 31, 2022
Process material stockpiles	$2,662	$2,788
Concentrate inventory	2,654	1,617
Materials and supplies	2,354	1,855
	$7,670	$6,260

The amount of inventory recognized as an expense for the three months ended March 31, 2023 totalled $7,794 (March 31, 2022 – $6,598). See Note 16 for further details.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

7.	LONG-TERM INVESTMENTS

The Company classifies its long-term investments as designated at fair value through profit and loss under IFRS 9. Long-term investments are summarized as follows:

For the three months ended March 31, 2023:

	Fair Value January 1,		Movements in foreign	Fair value adjustments	Fair Value March 31,
	2023	Net Additions	exchange	for the period	2023
Talisker Resources Common Shares	$1,640	$-	$2	$(293)	$1,349
Silver Wolf Exploration Ltd. Common Shares	51	41	(3)	(10)	79
Endurance Gold Corp	55	-	(1)	(16)	38
	$1,746	$41	$(2)	$(319)	$1,466

Silver Wolf Exploration Ltd

During the three months ended March 31, 2023, the Company received 500,000 common shares as part of the terms in the Option Agreement with Silver Wolf Exploration Ltd.. Upon acquisition, the fair value of these common shares and share purchase warrants were recorded as “Option Income” as a credit to exploration and evaluation assets (see Note 8). Any subsequent revaluation under IFRS 9 at fair value through profit and loss will be recorded as a gain or loss on long-term investments.

For the year ended December 31, 2022:

	Fair Value January 1,		Movements in foreign	Fair value adjustments	Fair Value December 31,
	2022	Net Additions	Exchange	for the period	2022
Talisker Resources Common Shares	$3,880	$-	$(134)	$(2,106)	$1,640
Silver Wolf Exploration Ltd. Common Shares	59	30	(35)	(3)	51
Endurance Gold Corp	-	53	(4)	6	55
	$3,939	$83	$(173)	$(2,103)	$1,746

During the year ended December 31, 2022, the Company received 250,000 common shares as part of the terms in the Option Agreement with Silver Wolf Exploration Ltd. Upon acquisition, the fair value of these common shares and share purchase warrants were recorded as “Option Income” as a credit to exploration and evaluation assets (see Note 8). Any subsequent revaluation under IFRS 9 at fair value through profit and loss will be recorded as a gain or loss on long-term investments.

Endurance Gold Corp.

During the year ended December 31, 2022, the Company received 200,000 common shares as part of the terms of the Option Agreement with Endurance Gold Corp. Upon acquisition, the fair value of these common shares were recorded as “Other Income” on the statement of profit and loss. Any subsequent revaluation under IFRS 9 at fair value through profit and loss will be recorded as a gain or loss on long-term investments. See Note 8 for full details of the Option Agreement.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

8.	EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition, exploration and evaluation costs which are not subject to depletion:

	Avino, Mexico	La Preciosa, Mexico	British Columbia & Yukon, Canada	Total
Balance, January 1, 2022	$11,052	$-	$1	$11,053

Costs incurred during 2022:
Acquisition costs – Note 4	-	37,618	-	37,618
Drilling and exploration	719	296	-	1,015
Assessments and taxes	94	61	-	155
Effect of movements in exchange rates	(30)	-	-	(30)
Option income – Note 9(a)(ii)	(7)	-	-	(7)

Balance, December 31, 2022	$11,828	$37,975	$1	$49,804
Costs incurred during 2023:
Drilling and exploration	168	183	-	351
Assessments and taxes	56	23	-	79
Effect of movements in exchange rates	10	(109)	-	(99)
Option income – Note 9(a)(ii)	(41)	-	-	(41)

Balance, March 31, 2023	$12,021	$38,072	$1	$50,094

(a)	Avino, Mexico

Option Agreement – Silver Wolf Exploration Ltd. (formerly Gray Rock Resources Ltd.) (“Silver Wolf”)

On March 11, 2021, the Company was informed that Silver Wolf received TSX Venture Exchange approval on the previously-announced entrance into an option agreement to grant Silver Wolf the exclusive right to acquire a 100% interest in the Ana Maria and El Laberinto properties in Mexico (the “Option Agreement”). In exchange, Avino received Silver Wolf share purchase warrants to acquire 300,000 common shares of Silver Wolf at an exercise price of C$0.20 per share for a period of 36 months from the date of the TSX Venture Exchange’s final acceptance of the Option Agreement (the “Approval Date”). In order to exercise the option, Silver Wolf will:

1. Issue to Avino a total of C$600 in cash or common shares of Silver Wolf as follows:

a.	C$50 in common shares of Silver Wolf within 30 days of March 8, 2021 (received on March 26, 2021 – see Note 7 for details);
b.	A further C$50 in cash or shares of Silver Wolf at Avino’s discretion on or before March 8, 2022 (received on March 30, 2022 – See Note 7 for details);
c.	A further C$100 in cash or shares of Silver Wolf at Avino’s discretion on or before March 8, 2023 (received on March 13, 2023 – See Note 7 for details);
d.	A further C$200 in cash or shares of Silver Wolf at Avino’s discretion on or before March 8, 2024; and
e.	A further C$200 in cash or shares of Silver Wolf at Avino’s discretion on or before March 8, 2025; and

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

2. Incur a total of C$750 in exploration expenditures on the properties, as follows:

a.	C$50 on or before March 8, 2022;
b.	A further C$100 on or before March 8, 2023; and
c.	A further C$600 on or before March 8, 2025.

All exploration expenditure requirements on the properties have been met as of March 31, 2023

Under the Option Agreement, all share issuances will be based on the average volume weighted trading price of Silver Wolf’s shares on the TSX Venture Exchange for the ten (10) trading days immediately preceding the date of issuance of the shares, and the shares will be subject to resale restrictions under applicable securities legislation for 4 months and a day from their date of issue.

The Option Agreement between the Company and Silver Wolf is considered a related party transaction as the two companies have directors in common.

Unification La Platosa properties

The Unification La Platosa properties, consisting of three leased concessions in addition to the leased concession described in note (i) above, are situated within the Avino mine area property near the towns of Panuco de Coronado and San Jose de Avino and surrounding the Avino Mine.

In February 2012, the Company’s wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. (“Minerales”) whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the “ET zone”. The ET zone includes the Avino Mine, where production at levels intended by management was achieved on July 1, 2015.

Under the agreement, the Company has obtained the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the granting of these rights, the Company issued 135,189 common shares with a fair value of C$250 during the year ended December 31, 2012.

The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns (“NSR”). In addition, after the start of production, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, then the Company must pay to Minerales a minimum royalty equal to the applicable NSR royalty based on the processing at a monthly rate of 15,000 tonnes.

Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the property at any time during the term of the agreement (or any renewal thereof), upon payment of $8 million within 15 days of the Company’s notice of election to acquire the property. The purchase would be subject to a separate purchase agreement for the legal transfer of the property.

(b)	La Preciosa, Mexico

On March 21, 2022, the Company received approval for the closing of the acquisition of the La Preciosa property from Coeur Mining Inc. (“Coeur”). See Note 4 for further details

(c)	British Columbia & Yukon, Canada

Eagle Property - Yukon

The Company has a 100% interest in 14 quartz leases located in the Mayo Mining Division of Yukon, Canada, which collectively comprise the Eagle property.

During the three months ended March 31, 2023, the Company sold to a subsidiary of Hecla Mining Company (“Hecla”) the Eagle Property for cash consideration of C$250. The claims were transferred on March 28, 2023, and subsequent to March 31, 2023, cash proceeds were received.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

Minto and Olympic-Kelvin properties – British Columbia

On May 2, 2022, the Company has granted Endurance Gold Corporation the right to acquire an option to earn 100% ownership of the former Minto Gold Mine, Olympic and Kelvin gold prospects contained within a parcel of crown grant and mineral claims (the “Olympic Claims”).

Under the terms of the letter agreement, Endurance can earn a 100% interest in the Olympic Claims if they pay Avino a total cash consideration in the aggregate amount of C$100, issue up to a total of 1,500,000 common shares (“Shares”) of Endurance and incur exploration expenditures in the aggregate amount of C$300; all of which is to be incurred by December 31, 2024. In the event that Endurance earns the 100% interest, the Olympic Claims will be subject to a 2% net smelter return royalty (“NSR”), of which 1% NSR can be purchased by the Endurance for C$750 and the remaining balance of the NSR can be purchased for C$1,000.

As part of the final requirement to earn its interest, Endurance agreed to grant to Avino 750,000 share purchase warrants (“Warrants”) by December 31, 2024, that offer Avino the option to purchase additional shares in the Company for a period of three years from the date of issuance. The exercise price of the Warrants will be set at a 25% premium to the 20-day VWAP share price at the issuance date. During the Option, if Endurance is successful in defining a compliant mineral resource of at least 500,000 gold-equivalent ounces on the Olympic Claims then Endurance will be obliged to pay Avino a C$1,000 discovery bonus.

The Option agreement is subject to the TSX Venture Exchange acceptance, and any Shares or Warrants to be issued will be subject to a four-month hold period on issuance as per the policies of the TSX Venture Exchange.

During the year ended December 31, 2022, Endurance granted 200,000 common shares and paid C$25 as per the terms of the agreement, which required payment upon signing of a letter agreement between the two parties.

As of March 31, 2023, Endurance was in compliance with all terms of the Option agreement.

9.	NON-CONTROLLING INTEREST

At March 31, 2023, the Company had an effective 99.67% (December 31, 2022 - 99.67%) interest in its subsidiary Avino Mexico and the remaining 0.33% (December 31, 2022 - 0.33%) interest represents a non-controlling interest. The accumulated deficit and current period income attributable to the non-controlling interest are insignificant and accordingly have not been recognized in the unaudited condensed consolidated interim financial statements.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

10.	PLANT, EQUIPMENT AND MINING PROPERTIES

	Mining properties	Office equipment, furniture, and fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings and construction in process	Total
	$	$	$	$	$	$	$
COST
Balance at January 1, 2022	13,038	595	335	14,240	18,613	11,778	58,599
Additions / Transfers	1,649	185	441	2,383	4,781	2,907	12,346
Writedowns Effect of movements in				(1,692)	(100)	-	(1,792)
Effect of movements in exchange rates	-	(17)	(2)	(1)	-	8	(12)
Balance at December 31, 2022	14,687	763	774	14,930	23,294	14,693	69,141
Additions / Transfers	698	46	12	1,998	2,429	62	5,245
Effect of movements in exchange rates	-	-	-	-	-	4	4
Balance at March 31, 2023	15,385	809	786	16,928	25,723	14,759	74,390

ACCUMULATED DEPLETION AND DEPRECIATION
Balance at January 1, 2022	8,856	294	267	4,944	6,667	1,896	22,924
Additions / Transfers	250	147	331	1,616	146	1,133	3,623
Effect of movements in exchange rates	-	-	-	(1,382)	(80)	-	(1,462)
Balance at December 31, 2022	9,106	441	598	5,178	6,733	3,029	25,085
Additions / Transfers	85	29	14	24	475	70	697
Effect of movements in exchange rates	-	-	-	-	-	-	-
Balance at March 31, 2023	9,191	470	612	5,202	7,208	3,099	25,782

NET BOOK VALUE
At March 31, 2023	6,194	339	174	11,726	18,515	11,660	48,608
At December 31, 2022	5,581	322	176	9,752	16,561	11,664	44,056
At January 1, 2022	4,182	301	68	9,296	11,946	9,882	35,675

- 14 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

Included in Buildings above are assets under construction of $3,966 as at March 31, 2023 (December 31, 2022 - $3,817) on which no depreciation was charged in the periods then ended. Once the assets are available for use, they will be transferred to the appropriate class of plant, equipment and mining properties.

As at March 31, 2023, plant, equipment and mining properties included a net carrying amount of $4,507 (December 31, 2022 - $2,417) for mining equipment and right of use assets under finance lease and equipment loan.

11.	RELATED PARTY TRANSACTIONS AND BALANCES

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)	Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three months ended March 31, 2023 and 2022 is as follows:

	Three months ended March 31,
	2023	2022
Salaries, benefits, and consulting fees	$284	$439
Share‐based payments	321	157
	$605	$596

(b)	Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. The following table summarizes the amounts were due to related parties:

	March 31, 2023	December 31, 2022
Oniva International Services Corp.	$100	$100
Silver Wolf Exploration Ltd.	(77)	(72)
Directors Fees	44	-
	$67	$28

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s president and CEO and also a director, for consulting services. For the three months ended March 31, 2023, the Company paid $71 (March 31, 2022 - $126) to ICC.

(c)	Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. David Wolfin, President & CEO, and a director of the Company, is the sole owner of Oniva. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

- 15 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

The transactions with Oniva during the three months ended March 31, 2023 and 2022 are summarized below:

	March 31, 2023	March 31, 2022
Salaries and benefits	$245	$220
Office and miscellaneous	133	97
	$378	$317

12.	NOTE PAYABLE

On March 21, 2022, the Company closed the acquisition of the La Preciosa property from Coeur Mining Inc. (see Note 4 for further details). As part of the agreement, the Company issued a promissory note payable of $5 million due on or before March 21, 2023. The present value of $4,665 of the note payable was calculated using a discount interest rate of 6.71%.

Prior to March 21, 2023, the Company repaid the promissory note payable in full.

The continuity of the note payable is as follows:

	March 31,	December 31,
	2023	2022
Balance at beginning of the period	$4,926	$-
Additions	-	4,665
Repayments	(5,000)	-
Unwinding of fair value adjustment	74	261
Balance at end of the period	-	4,926
Less: Current portion	-	(4,926)
Non-current portion	$-	$-

- 16 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

13.	WARRANT LIABILITY

The Company’s warrant liability arises as a result of the issuance of warrants exercisable in US dollars. As the denomination is different from the Canadian dollar functional currency of the entity issuing the underlying shares, the Company recognizes a derivative liability for these warrants and re-measures the liability at the end of each reporting period using the Black-Scholes model. Changes in respect of the Company’s warrant liability are as follows:

	March 31, 2023	December 31, 2022
Balance at beginning of the period	$475	$741
Warrants issued	-	2,240
Fair value adjustment	293	(2,935)
Effect of movement in exchange rates	3	(111)
Balance at end of the period	$771	$475

Continuity of warrants during the periods is as follows:

	Underlying Shares	Weighted Average Exercise Price
Warrants outstanding and exercisable, January 1, 2022	1,950,412	$0.80
Granted	7,000,000	$1.09
Warrants outstanding and exercisable, December 31, 2022, and March 31, 2023	8,950,412	$1.03

		All Warrants Outstanding and Exercisable
Expiry Date	Exercise Price per Share	March 31, 2023	December 31, 2022
September 21, 2023	$1.09	7,000,000	7,000,000
September 25, 2023	$0.80	1,950,412	1,950,412
		8,950,412	8,950,412

As at March 31, 2023, the weighted average remaining contractual life of warrants outstanding was 0.48 years (December 31, 2022 – 0.73 years).

Valuation of the warrant liability requires the use of highly subjective estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing warrants is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the warrant liability was calculated using the Black-Scholes model with the following weighted average assumptions and resulting fair values:

	March 31, 2023	December 31, 2022
Weighted average assumptions:
Risk-free interest rate	3.78%	4.07%
Expected dividend yield	0%	0%
Expected warrant life (years)	0.48	0.73
Expected stock price volatility	49.96%	56.80%
Weighted average fair value	$0.09	$0.05

- 17 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

14.	RECLAMATION PROVISION

Management’s estimate of the reclamation provision at March 31, 2023, is $505 (December 31, 2022 – $445), and the undiscounted value of the obligation is $1,598 (December 31, 2022 – $1,454).

The present value of the obligation was calculated using a risk-free interest rate of 9.09% (December 31, 2022 – 9.65%) and an annual inflation rate of 6.04% (December 31, 2022 – 7.82%). Reclamation activities are estimated to begin in 2025 for the San Gonzalo Mine and in 2041 for the Avino Mine.

A reconciliation of the changes in the Company’s reclamation provision is as follows:

	March 31, 2023	December 31, 2022

Balance at beginning of the period	$445	$726
Changes in estimates	-	(364)
Unwinding of discount related to continuing operations	11	44
Effect of movements in exchange rates	49	39
Balance at end of the period	$505	$445

15.	SHARE CAPITAL AND SHARE-BASED PAYMENTS

(a)	Authorized: Unlimited common shares without par value.

(b)	Issued:

(i)

During the three months ended March 31, 2023, the Company issued 253,700 common shares in an at-the-market offering under prospectus supplement for gross proceeds of $207. The Company paid a 2.75% cash commission of $5 on gross proceeds, for net proceeds of $202.

During the three months ended March 31, 2023, the Company issued 592,667 common shares upon exercise of RSUs. As a result, $512 was recorded to share capital.

(ii)

During the year ended December 31, 2022, the Company issued 14,000,000 common shares as part of the acquisition of La Preciosa from Coeur Mining Inc.. As a result, $13,650 was recorded to share capital, and exploration and evaluation assets as acquisition costs, representing the closing price on the Toronto Stock Exchange on March 21, 2022, the date of the issuance and closing.

The Company further issued 1,075,000 common shares as payment for services provided during the acquisition, and as a result $980 was recorded to share capital and exploration and evaluation assets as acquisition costs.

During the year ended December 31, 2022, the Company issued 48,000 common shares following the exercise of 48,000 options. As a result, $46 was recorded to share capital, representing cash proceeds of $31 and the fair value upon issuance of $15.

During the year ended December 31, 2022, the Company issued 982,879 common shares upon exercise of RSUs. As a result, $899 was recorded to share capital.

(c)	Stock options:

The Company has a stock option plan to purchase the Company’s common shares, under which it may grant stock options of up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to directors, officers, and employees, and to persons providing investor relations or consulting services, the limits being based on the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor relations services, which vest over a period of one year. The option price must be greater than or equal to the discounted market price on the grant date, and the option term cannot exceed ten years from the grant date.

- 18 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

Continuity of stock options is as follows:

	Underlying Shares	Weighted Average Exercise Price (C$)

Stock options outstanding, January 1, 2022	2,839,000	$1.68
Granted	2,390,000	$1.20
Exercised	(48,000)	$0.79
Expired	(880,000)	$1.98
Cancelled / Forfeited	(45,000)	$1.40
Stock options outstanding, December 31, 2022	4,256,000	$1.36
Granted	2,395,000	$1.12
Stock options outstanding, March 31, 2023	6,651,000	$1.27
Stock options exercisable, March 31, 2023	4,249,750	$1.36

The following table summarizes information about the stock options outstanding and exercisable at March 31, 2023:

		Outstanding		Exercisable
Expiry Date	Price (C$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Remaining Contractual Life (Years)
August 28, 2023	$1.30	105,000	0.41	105,000	1.41
August 21, 2024	$0.79	126,000	1.39	126,000	2.39
August 4, 2025	$1.64	1,660,000	2.35	1,660,000	3.35
March 25, 2027	$1.20	2,340,000	3.99	2,340,000	3.99
May 4, 2027	$0.92	25,000	4.10	18,750	4.10
March 29, 2028	$1.12	2,395,000	5.00	-	4.99
		6,651,000	3.84	4,249,750	3.18

Valuation of stock options requires the use of highly subjective estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing stock options is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the stock options was calculated using the Black-Scholes model with the following weighted average assumptions and resulting fair values:

	March 31, 2023	December 31, 2022
Weighted average assumptions:
Risk-free interest rate	3.05%	2.49%
Expected dividend yield	0%	0.0%
Expected option life (years)	5.00	5.00
Expected stock price volatility	61.05%	59.98%
Expected forfeiture rate	17%	20%
Weighted average fair value	$0.61	$0.63

During the three months ended March 31, 2023, the Company charged $62 (three months ended March 31, 2022 - $32) to operations as share-based payments for the fair value of stock options granted.

- 19 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

(d)	Restricted Share Units:

On April 19, 2018, the Company’s Restricted Share Unit (“RSU”) Plan was approved by its shareholders. The RSU Plan is administered by the Compensation Committee under the supervision of the Board of Directors as compensation to officers, directors, consultants, and employees. The Compensation Committee determines the terms and conditions upon which a grant is made, including any performance criteria or vesting period.

Upon vesting, each RSU entitles the participant to receive one common share, provided that the participant is continuously employed with or providing services to the Company. RSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such RSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the common shares, until the RSU vests and the RSU participant receives common shares.

Continuity of RSUs is as follows:

	Underlying Shares	Weighted Average Price (C$)

RSUs outstanding, January 1, 2022	1,439,477	$1.32
Granted	1,799,000	1.19
Exercised	(982,879)	$1.18
Cancelled / Forfeited	(64,932)	$1.40
RSUs outstanding, December 31, 2022	2,190,666	$1.27
Granted	1,809,000	$1.12
Exercised	(592,667)	$1.19
RSUs outstanding, March 31, 2023	3,406,999	$1.21

The following table summarizes information about the RSUs outstanding at March 31, 2023:

Issuance Date	Price (C$)	Number of RSUs Outstanding
August 4, 2020	$1.64	412,666
March 25, 2022	$1.19	1,185,333
March 29, 2023	$1.12	1,809,000
		3,238,477

During the three months ended March 31, 2023, 1,809,000 RSUs (year ended December 31, 2022, 1,799,000) were granted. The weighted average fair value at the measurement date was C$1.12 (December 31, 2022 – C$1.19), based on the TSX market price of the Company’s shares on the date the RSUs were granted.

During the three months ended March 31, 2023, the Company charged $277 (March 31, 2022 - $168) to operations as share-based payments for the fair value of the RSUs vested. The fair value of the RSUs is recognized over the vesting period with reference to vesting conditions and the estimated RSUs expected to vest.

- 20 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

(e)	Earnings (loss) per share:

The calculations for basic earnings (loss) per share and diluted earnings (loss) per share are as follows:

	Three months ended March 31,
	2023	2022
Net income (loss) for the period	$(352)	$646
Basic weighted average number of shares outstanding	118,572,700	103,819,481
Effect of dilutive share options, warrants, and RSUs	4,030,229	3,415,476
Diluted weighted average number of shares outstanding	122,602,929	107,234,957
Basic loss per share	$(0.00)	$0.01
Diluted loss per share	$(0.00)	$0.01

16.	REVENUE AND COST OF SALES

The Company’s revenues for the three months ended March 31, 2023 and 2022, are all attributable to Mexico, from shipments of concentrate from the Avino Mine.

	March 31, 2023	March 31, 2022
Concentrate sales	$9,992	$9,789
Provisional pricing adjustments	(167)	1,261
	$9,825	$11,050

Cost of sales consists of changes in inventories, direct costs including personnel costs, mine site costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third party transport fees, depreciation and depletion, and other expenses for the periods. Direct costs include the costs of extracting co-products.

Cost of sales is based on the weighted average cost of inventory sold for the periods and consists of the following:

	March 31, 2023	March 31, 2022
Production costs	$7,304	$5,847
Depreciation and depletion	670	459
	$7,974	$6,306

17.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses on the condensed consolidated interim statements of operations consist of the following:

	March 31, 2023	March 31, 2022
Salaries and benefits	$395	$438
Professional fees	239	208
Office and miscellaneous	192	174
Management and consulting fees	106	116
Investor relations	81	52
Travel and promotion	54	10
Directors fees	44	41
Regulatory and compliance fees	38	47
Depreciation	35	30
	$1,184	$1,116

- 21 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

18.	COMMITMENTS

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 11.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	March 31, 2023	December 31, 2022
Not later than one year	$103	$105
Later than one year and not later than five years	347	347
Later than five years	375	398
	$825	$850

Office lease payments recognized as an expense during the three months ended March 31, 2023, totalled $4 (March 31, 2022 - $16).

19.	SUPPLEMENTARY CASH FLOW INFORMATION

	March 31, 2023	March 31, 2022
Net change in non-cash working capital items:
Inventory	$(1,419)	$339
Prepaid expenses and other assets	(18)	(327)
Taxes recoverable	(625)	210
Taxes payable	(867)	(28)
Accounts payable and accrued liabilities	1,466	(1,013)
Amounts receivable	843	(1,394)
Amounts due to related parties	39	(15)
	$(582)	$(202)

	March 31, 2023	March 31, 2022
Other non-cash supplementary information:
Interest paid	$42	$20
Taxes paid	5	-
	$47	$20

	March 31, 2023	March 31, 2022
Non-cash investing and financing activities:
Acquisition of La Preciosa, net of cash & transaction costs	$-	$21,535
Shares acquired under terms of option agreements	41	31
Transfer of share-based payments reserve upon exercise of RSUs	512	-
Transfer of share-based payments reserve upon option exercise	-	15
Equipment acquired under finance leases and equipment loans	1,808	1,101
	$2,361	$22,682

- 22 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

20.	FINANCIAL INSTRUMENTS

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s term facility, equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, long-term investments and amounts receivable. The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with two (December 31, 2022 – two) counterparty (see Note 21). However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the unaudited condensed consolidated interim statement of financial position. At March 31, 2023 and December 31, 2022, no amounts were held as collateral.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at March 31, 2023, in the amount of $2,697 and working capital of $5,109 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of note payable and finance lease obligations are due within 12 months of the condensed consolidated interim statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at March 31, 2023, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$10,922	$10,922	$-	$-
Amounts due to related parties	67	67	-	-
Minimum rental and lease payments	849	105	346	398
Equipment Loans	481	165	316	-
Finance lease obligations	2,925	1,523	1,402	-
Total	$15,244	$12,782	$2,064	$398

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

- 23 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

Interest Rate Risk

Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is exposed to interest rate risk primarily on its outstanding term facility, as the interest rate is subject to floating rates of interest. A 10% change in the interest rate would not a result in a material impact on the Company’s operations.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

	March 31, 2023		December 31, 2022
	MXN	CDN	MXN	CDN
Cash	$5,063	$219	$4,097	$250
Due from related parties	1,402	-	1,402	-
Long-term investments	-	1,984	-	2,365
Reclamation bonds	-	6	-	4
Amounts receivable	1,549	302	-	34
Accounts payable and accrued liabilities	(76,052)	(54)	(85,486)	(108)
Due to related parties	-	(195)	-	(135)
Finance lease obligations	(880)	(331)	(161)	(343)
Net exposure	(68,918)	1,931	(80,148)	2,067
US dollar equivalent	$(3,811)	$1,426	$(4,136)	$1,526

Based on the net US dollar denominated asset and liability exposures as at March 31, 2023, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the three months ended March 31, 2023, by approximately $251 (year ended December 31, 2022 - $275). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its amounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At March 31, 2023, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $17 (December 31, 2022 - $65).

- 24 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At March 31, 2023, a 10% change in market prices would have an impact on net earnings (loss) of approximately $143 (December 31, 2022 - $175).

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(d)	Classification of Financial Instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at March 31, 2023:

	Level 1	Level 2	Level 3
Financial assets
Cash	$2,697	$-	$-
Amounts receivable	-	2,015	-
Long-term investments	1,466	-	-
Total financial assets	$4,163	$2,015	$-
Financial liabilities
Warrant liability	-	-	(771)
Total financial liabilities	$-	$-	$(771)

The Company uses Black-Scholes model to measure its Level 3 financial instruments. As at March 31, 2023, the Company’s Level 3 financial instruments consisted of the warrant liability.

For the Company’s warrant liability valuation and fair value adjustments during the three months ended March 31, 2023 and the year ended December 31, 2022, see Note 13.

- 25 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

21.	SEGMENTED INFORMATION

The Company reviews its segment reporting to ensure it reflects the operational structure of the Company and enables the Company's Chief Operating Decision Maker (the Company’s CEO) to review operating segment performance. We have determined that each producing mine represents an operating segment, of which there is one as of March 31, 2023.

The Company’s revenues for the three months ended March 31, 2023 of $9,825 (March 31, 2022 - $11,050) are all attributable to Mexico, from shipments of concentrate produced by the Avino Mine.

On the condensed consolidated interim statements of operations, the Company had revenue from the following product mixes:

	March 31, 2023	March 31, 2022

Silver	$3,608	$3,896
Gold	3,135	2,442
Copper	4,689	7,053
Penalties, treatment costs and refining charges	(1,607)	(2,344)

Total revenue from mining operations	$9,825	$11,050

For the three months ended March 31, 2023, the Company had two customers (March 31, 2022 – four customer) that accounted for total revenues as follows:

	March 31, 2023	March 31, 2022

Customer #1	$9,225	$8,985
Customer #2	600	-
Other customers	-	2,065

Total revenue from mining operations	$9,825	$11,050

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted - Unaudited)

Geographical information relating to the Company’s non-current assets (other than financial instruments) is as follows:

	March 31, 2023	December 31, 2022
Exploration and evaluation assets - Mexico	$50,093	$49,803
Exploration and evaluation assets - Canada	1	1
Total exploration and evaluation assets	$50,094	$49,804

	March 31, 2023	December 31, 2022
Plant, equipment, and mining properties - Mexico	$48,368	$43,812
Plant, equipment, and mining properties - Canada	240	244
Total plant, equipment, and mining properties	$48,608	$44,056

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